FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

North America’s Railroad

NEWS RELEASE

CN announces new share repurchase program,
declares fourth-quarter 2012 quarterly cash dividend

MONTREAL, Oct. 22, 2012 — CN (TSX: CNR)(NYSE: CNI) announced today that its Board of Directors has authorized a new normal-course-issuer bid to purchase, for cancellation, up to C$1.4 billion in common shares, not to exceed 18 million common shares, representing 4.75 per cent of the common shares issued and outstanding of the Company not held by insiders on Oct. 15, 2012. Approximately 431,487,673 million CN common shares were issued and outstanding on that date.

CN repurchased 16.7 million common shares under its share repurchase program announced in October 2011, at a weighted-average price of C$80.84 per share, excluding brokerage fees, returning almost C$1.4 billion to shareholders.

The new repurchase program – starting on Oct. 29, 2012, and ending no later than Oct. 28, 2013 – will be conducted through a combination of discretionary transactions and automatic trading plans through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations. Toronto Stock Exchange (TSX) rules will permit CN to purchase daily, through TSX facilities, a maximum of 202,935 common shares under the Company’s new repurchase program. Purchases under the normal-course-issuer bid will be made by means of open market transactions or such other means as the TSX or a securities-regulatory authority may permit, including private agreements under an issuer bid exemption order issued by a securities regulatory authority in Canada.

The price to be paid by CN for any common shares will be the market price at the time of acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order.

CN’s management and Board of Directors believe that the repurchase by the Company of its shares represents an appropriate use of its funds.

Luc Jobin, CN executive vice-president and chief financial officer, said: “CN’s strong record of financial performance has enabled the Company to reward its shareholders with close to C$3.5 billion in share buy-backs since 2010. The launch of a new share repurchase program to return additional cash to its shareholders, while continuing to pursue other business opportunities, confirms CN’s commitment to create shareholder value.”

CN also announced today that its Board of Directors has approved a fourth-quarter 2012 dividend on the Company’s common shares outstanding. A quarterly dividend of thirty-seven and one-half cents (C$0.375) per common share will be paid on Dec. 31, 2012, to shareholders of record at the close of business on Dec. 10, 2012.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal course issuer bid. CN cautions that, by their nature, these forward-looking statements involve risk, uncertainties and assumptions, and are subject to our board's discretion in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 22, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel